ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

July 13, 2022

Jessica Reece

(617) 235.4636 jessica.reece@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management

100 F Street, NE Washington, D.C. 20549

Re: Delaying Amendment for Voya Equity Trust Registration Statement on Form N-14 (File No. 333-265586)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), Voya Equity Trust (the "Registrant") is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of Voya SmallCap Opportunities Fund, a series of the Registrant, with and into Voya Small Cap Growth Fund, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on June 14, 2022 (Accession Number 0001683863-22-005001) and was scheduled to go effective July 14, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and Commonwealth of Massachusetts on the 13th day of July 2022.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Jessica Reece of Ropes & Gray LLP, counsel to the Registrant, at (617) 235-4636.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece

cc:Elizabeth Reza, Esq. Timothy Diggins, Esq. Joanne Osberg, Esq..